SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

July 22, 2010

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief—Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:    SanDisk Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2010
File Number 000-2673

Dear Mr. Shuman:

Thank you for your letter, dated July 9, 2010, regarding the Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting (the “2010 Proxy Statement”) of SanDisk Corporation (the “Company”).  We have provided responses to each of the comments raised in your letter below.

For your convenience, the Staff’s comments are displayed in bold text below in the order set out in your letter, dated July 9, 2010.

Board Leadership Structure, page 10

1.  Please describe the specific role played by the Lead Independent Director.  See Item 407(h) of Regulation S-K.

Response:

The Company’s Lead Independent Director’s role is to preside over Board of Director (the “Board”) meetings at which the Chairman is not present, including executive sessions of the independent directors.  The Lead Independent Director also serves as the principal liaison between the Chairman of the Board and the independent directors.  The Lead Independent Director was selected by the Nominating and Governance Committee and approved by the full Board.  To the extent applicable, in future filings the Company will disclose the role played by the Lead Independent Director.

Director Qualifications, page 12

2.  Please discuss the specific qualifications that led to the conclusion that each person should serve as a director.  Checklist disclosure of the kind you have provided does not appear responsive to the requirements of Item 401(e) of Regulation S-K.

Response:

In future filings, in addition to the general biographical information required by Item 401 of Regulation S-K, the Company will describe each director’s experience, qualification, attributes, skills and related information on an individual basis.  As an example, the Company’s disclosure in future filings will include something similar to the following under each individual director’s biography to the extent applicable:

  Dr. Eli Harari, as the founder and current Chief Executive Officer of SanDisk, offers a unique perspective on the Company’s operations and industry.  He brings significant senior leadership, technological and industry expertise to the Board.  The Board values Dr. Harari’s experience with the Company as its founder and Chief Executive Officer, which gives the Board an excellent understanding of the Company’s operations and development.
  Mr. Kevin DeNuccio has been a senior executive at many companies in the consumer electronics industry and he brings significant senior leadership, management, operational and technological expertise to the Board.  The Board values Mr. DeNuccio’s experience serving in leadership roles, including as chief executive officer of large, complex, publicly-held technology companies.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
July 22, 2010

  Mr. Irwin Federman has served in many senior leadership roles in the semi-conductor industry over his distinguished career.  The Board values Mr. Federman’s experience serving as chief executive officer and chief financial officer of large, complex, publicly-held technology companies.  Mr. Federman’s private equity experience is important to the Board’s understanding of business development, financing, strategic alternatives and industry trends.  The Board also values Mr. Federman’s significant experience, expertise and background in financial and accounting matters, which includes financial experience in the technology industry.
  Mr. Steven J. Gomo’s current service as Chief Financial Officer of NetApp, Inc., as well as various senior finance roles with other companies in the technology industry provides him with an understanding of the Company’s industry and keen awareness about the Company’s market and industry.  The Board also values Mr. Gomo’s significant experience, expertise and background in financial and accounting matters, which includes financial experience in the technology industry.
  Mr. Eddy W. Hartenstein has experience in media and the communications industry and the Board benefits from his deep experience in the distribution of media content through a variety of channels.  He also brings significant senior leadership, technological and industry expertise to the Board.  Mr. Hartenstein’s experience as a director of other public companies provides insights with regard to the operation of a Board and its role in overseeing the Company.  The Board also values Mr. Hartenstein’s previous experience serving as chief executive officer of large, complex, publicly-held technology companies.
  Dr. Chenming Hu has experience and expertise in the technologies used and supported by the Company, which is useful in the Board’s understanding of the Company’s research and development efforts, competing technologies and the products and processes that the Company develops.  Dr. Hu’s experience as an educator aids his ability to communicate and inform the Board about technology and industry developments and trends.  The Board also benefits from Dr. Hu’s experience on the boards of other publicly traded technology companies.
  Ms. Catherine Lego has financial expertise and leadership skills that are important to the Board’s operations.  The Board values Ms. Lego’s experience, expertise and background in financial and accounting matters, which includes financial experience in the technology industry.  Ms. Lego’s venture capital experience aids the Board’s understanding of business development, financing, strategic alternatives and industry trends.
  Mr. Michael E. Marks has experience serving as chief executive officer of large, complex, publicly-held technology companies, which is valuable to the Board.  The Board also values Mr. Marks’ experience, expertise and background in financial and accounting matters, which includes financial experience in the technology industry.  Mr. Marks’ private equity experience adds value to the Board’s understanding of business development, financing, strategic alternatives and industry trends.  Mr. Marks’ experience as a director on other public companies provides valuable insights with regard to the operation of a Board and its role in overseeing the Company.
  Dr. James D. Meindl has significant technological expertise and has a deep understanding of the Company’s technology and products.  Mr. Meindl’s experience as a director on other public companies provides valuable insights with regard to the operation of a Board and its role in overseeing the Company.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
July 22, 2010

Compensation Discussion and Analysis, page 26

3.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

The Company is aware that Item 402(s) requires disclosure to the extent that risks arising from the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company.  The Company’s management assessed the Company’s compensation policies and practices and concluded that such policies and practices do not create such risks.  In particular, management believes that the design of the Company’s annual cash and long-term equity incentives provides an effective and appropriate mix of incentives to help ensure the Company’s performance is focused on long-term stockholder value creation and does not encourage the taking of short-term risks at the expense of long-term results.  While the Company’s performance-based cash incentive awards and performance-based restricted stock unit awards are generally based on annual results, such awards are generally subject to a maximum value and the Company also generally has discretion to reduce cash incentive award payments (or pay no cash incentive award) based on factors it may determine to be appropriate in the circumstances.  The Company’s long-term incentive awards (such as stock options) are generally subject to a multi-year vesting schedule which helps ensure that award recipients have significant value tied to long-term stock price performance.

Annual Cash Incentive Award, page 29

4.  You disclose that the Compensation Committee adopted profitability guidelines and non-GAAP pre-tax income goals for 2009, but you do not disclose those guidelines and goals.  Please disclose these figures, or advise.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

As the Staff notes, the discussion in the Compensation Discussion and Analysis (“CD&A”) states that, for fiscal 2009, the Compensation Committee established a bonus pool for the Company’s employees, including the named executive officers, based on Company performance against non-GAAP pre-tax income goals.  The CD&A also states that for fiscal 2009 the Company achieved significant improvement with respect to this metric (the CD&A compares the positive performance for fiscal 2009 with the loss for fiscal 2008).  Rather than representing a specific amount of non-GAAP pre-tax income, the goal primarily considered by the Compensation Committee when it set the size of this Company-wide bonus pool for fiscal 2009 was the significant improvement in non-GAAP pre-tax income over the prior year.

The Compensation Committee entirely at its discretion established the dollar size for the  Company-wide bonus pool for 2009 based upon its subjective assessment of several aspects of the Company’s performance including non-GAAP pre-tax income, the extent of improvement in this metric compared to the previous year, peer company comparative revenue and profit performance, employee retention, negative and positive factors influencing the non-GAAP pre-tax income (including the effect of inventory reserve adjustments on pre-tax income), bonus accruals to date, and the impact on further accruals if the bonus pool was adjusted.  No express weighting was given to any item.  Accordingly, the Compensation Committee’s establishment of the Company-wide bonus pool for fiscal 2009 was determined on a subjective basis by the Committee, taking into account the Company’s improved financial performance during fiscal 2009, and was not based on specific quantitative performance targets.  In future filings, we will clarify whether the Compensation Committee’s decisions as to establishment of the Company-wide bonus pool are subjective and discretionary determinations or are the result of the Company’s achievement of specific and quantifiable performance targets.

For fiscal 2009, the bonuses awarded to the named executive officers were entirely at the discretion of the Compensation Committee.  The CD&A states that the executive officer bonuses were determined by considering both the Company’s performance and the performance of each executive officer.  The CD&A describes how, in determining bonus amounts, the Compensation Committee took into account the accomplishments of each executive officer, and how the Compensation Committee believed that each executive officer’s accomplishments contributed to the significant improvement in the Company’s financial results and conditions that occurred in fiscal 2009.  The Company notes that the discretionary bonuses awarded for fiscal 2009 can be contrasted with non-equity incentive plan awards made for fiscal 2010, as described in the CD&A under “Subsequent Committee Actions.”  In the CD&A filed for fiscal 2010, we will include appropriate information concerning the relevant factors with respect to these non-equity incentive plan awards, except to the extent that disclosure of confidential information is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
July 22, 2010

5.  With respect to your non-GAAP financial target, you must provide disclosure as to how the number is calculated from your audited financial statements.  See Instruction 5 to Item 402(b) of Regulation S-K.

Response:

The Company provided a reconciliation in Part II, Item 7, “Non-GAAP Financial Measures” of the Form 10-K, which includes a reconciliation of non-GAAP net income and earnings per share to GAAP net income and earnings per share, as well as a description of how non-GAAP measures are calculated.  As discussed in more detail above, the Compensation Committee’s establishment of the employee bonus pool for fiscal 2009 was determined on a subjective basis by the Committee, taking into account the Company’s improved financial performance during fiscal 2009, and was not based on specific quantitative performance targets. However, in light of the staff’s comment and the requirements in Instruction 5 to Item 402(b) of Regulation S-K, the Company will revise its future proxy filings to reference to the appropriate section of our Form 10-K to the extent applicable.

Summary Compensation Table, page 35

6.  We note that you have included compensation disclosure with respect to your CEO, CFO and only two other executive officers.  Please confirm that no executive officer of your company earned between $100,000 and $1.4 million in total compensation during your last completed fiscal year.  Refer to Item 402(a)(3) of Regulation S-K.

Response:

The Company has only four executive officers with respect to which compensation disclosure is required, including the Company’s CEO (Dr. Harari), CFO (Ms. Bruner) and its two remaining executive officers (Messrs. Mehrotra and Cedar).  The Company respectfully submits that it has no other executive officers for whom compensation disclosure is required in accordance with Item 402(a)(3) of Regulation S-K.

Grants of Plan-Based Awards, page 37

7.  Please advise as to why you have not disclosed estimated payouts in this table.  See Item 402(d)(2)(iii) and (iv) of Regulation S-K.

Response:

The Company respectfully submits that the only grants of plan-based awards made to the named executive officers during fiscal 2009 were time-based stock option awards, which are not considered incentive plan awards for purposes of Item 402(d)(2)(iii) and (iv) of Regulation S-K.  As discussed in the response to Item 4 above, the cash bonuses awarded to the Company’s executive officers for fiscal 2009 were determined on a discretionary basis by the Compensation Committee.  Accordingly, the Company respectfully submits that the cash bonus awards for fiscal 2009 are not required to be disclosed under Item 402(d)(2)(iii) and (iv) of Regulation S-K, as these awards were not made pursuant to an incentive plan.

(Remainder of Page Intentionally Left Blank)

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
July 22, 2010

********

As requested in your comment letter, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at (408) 801-2440.

Sincerely,

/s/ James F. Brelsford
James F. Brelsford
SVP & Chief Legal Officer
SanDisk Corporation

cc:	David L. Orlic, Division of Corporation Finance
Dr. Eli Harari, Founder, Chairman & Chief Executive Officer, SanDisk Corporation
Timothy Curry, Jones Day